May 10, 2007

VIA FACSIMILE: 202-772-9368

Mr. Ernest Greene
Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, DC 20549-7010

RE:  DXP Enterprises, Inc.
Form 10-K for Fiscal Year Ended December 31, 2006
File No. 0-21513

Dear Mr. Greene:

I have reviewed the comments contained in your letter to me dated April 23, 2007. My responses are keyed to your comments.

DXP Enterprises, Inc. (“DXP”) acknowledges that:

•	DXP is responsible for the adequacy and accuracy of the disclosure in our filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	DXP may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Financial Statements

Report of Independent Registered Public Accounting Firm

2.
I confirm that our auditors conducted their audits in accordance with “standards” of the Public Company Accounting Oversight Board (United States) instead of “auditing” standards. In future filings our auditors will revise all three of their reports accordingly.

Consolidated Statement of Cash Flows

3.
“Payments for employee taxes related to exercise of stock options” in the amount of $3,906,000 recorded as cash flows from financing activities in 2005 represents cash remitted by DXP to the IRS for required federal employee withholding and the employee portion of Medicare tax due by the employee on the compensation recognized by our CEO upon completing a cashless option exercise. All of these amounts were included on the employee’s W-2 as withheld from the employeee’s paycheck and remitted to the IRS. DXP withheld, from the cashless exercise, shares valued at the amount of the employee taxes remitted by DXP. The withholding of shares by DXP is comparable to a purchase of treasury stock and is therefore recorded under cash flows from operating activities.

3.	Acquisitions

4. At December 31, 2006, $16,964,000 and $6,464,000 (net of $538,000 of amortization) of our total purchase price for acquisitions completed in fiscal 2005 and 2006 were allocated to goodwill and other intangibles, respectively. Both of these amounts are disclosed on the face of the December 31, 2006 balance sheet contained in our 2006 Form 10-K. Of the amounts allocated to other intangibles, $3,568,000 was allocated to vendor agreements and $2,896,000 was allocated to customer relationships. DXP will disclose these amounts separately in future filings. The weighted average useful life for the vendor agreements and the customer relationships was 20 years and 10.5 years, respectively. DXP will separately disclose the useful lives of other intangibles in future filings.

5. Based upon the results of the final allocations which have been completed for DXP acquisitions, I estimate that $1,840,000 will be allocated to other intangible assets related to the 2006 acquisitions. Assuming a weighted average seven year life of these intangible assets, the December 31, 2006 accumulated amortization for these intangible assets would have been $108,000 if the intangible assets had been recorded at the date of acquisition. In the future, I will attempt to allocate between goodwill and other intangible assets as part of the initial preliminary allocation process.

4.	Inventories
6. DXP does not value similar types of inventory using both LIFO and FIFO. The inventory valued using FIFO consists primarily of used equipment, work in process and products used as parts to fabricate, repair and remanufacture customer specific pump packages. Inventories of products held in stock for resale to customers are valued using LIFO.

9.	Commitments and Contingencies

7.	Based on the facts and circumstances, DXP does not believe that additional losses exceeding $20 million are reasonably possible in this matter.

12.     Segment Data

8.
DXP does not have any operations outside of the United States of America (“USA”). DXP does not have sales personnel operating outside of the USA. Some of our customers have shipped the products we sold to them to locations outside the USA. However, DXP rarely ships products to locations outside the USA. DXP does not own any long-lived assets located outside of the United States of America. I do not believe DXP is required to provide enterprise-wide disclosures in accordance with paragraphs 36 through 38 of SFAS 131.

Item 15. Exhibits, Financial Statement Schedules

9.	In future filings, DXP will file all applicable exhibits as actual exhibits to our filing.

Please contact me at 713-996-4897 if you have any questions regarding this letter or to confirm that the staff will have no further comments on our filing.

Sincerely,

/s/Mac McConnell
Mac McConnell
Senior Vice President & CFO